Exhibit 99.1

Baidu Announces Receipt of Preliminary Non-Binding Offer to Acquire Qiyi.com, Inc.

BEIJING, Feb. 12, 2016 – Baidu, Inc. (“Baidu”) (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced that its board of directors (the “Board”) has recently received a non-binding proposal from Mr. Robin Yanhong Li (“Mr. Li”), chairman and chief executive officer of Baidu, and Mr. Yu Gong, chief executive officer of Qiyi.com, Inc. (“Qiyi”), proposing to acquire all of the outstanding shares of Qiyi beneficially owned by Baidu based on an enterprise valuation of US$2.8 billion for 100% of Qiyi on a cash-free and debt-free basis (the “Transaction”). Pursuant to the non-binding proposal, the buyers expect that Qiyi will remain a strategic partner of Baidu after the consummation of the Transaction and enter into business cooperation agreements with Baidu. Baidu currently owns 80.5% of Qiyi’s total outstanding shares on an as-converted and fully-diluted basis.

The Board has formed a special committee comprised of three independent directors, Messrs. Greg Penner,Brent Callinicos and James Ding, to evaluate the Transaction. Mr. Greg Penner will chair the special committee. The special committee has retained Skadden, Arps, Slate, Meagher & Flom LLP as its U.S. legal counsel, and intends to retain an independent financial advisor as well as Cayman and PRC legal counsels in due course, to assist the special committee in its work.

The Board cautions Baidu’s shareholders and others considering trading in its securities that the Board recently received the non-binding proposal and no decisions have been made with respect to Baidu’s response to the proposal. There can be no assurance that any definitive offer will be made, that any legally binding agreement will be executed or that this or any other transaction will be approved or consummated. Baidu does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best and most equitable way for people to find what they’re looking for. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding such risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Sharon Ng

Baidu, Inc.

Tel: +86-10-5992-4958

Investor inquiries email: ir@baidu.com

Media inquiries email: intlcomm@baidu.com

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